Exhibit 10.1    Employment Agreement dated 14 March 2006 with Richard B. Evans.

ALCAN INC.

Alcan Inc.
1188, rue Sherbrooke Ouest Montréal (Québec) H3A 3G2 Canada	Adresse postale :	Tél. :	(514) 848-8000
	C.P. 6090	Fax :	(514) 848-8115
	Montréal (Québec) H3C 3A7 Canada	www.alcan.com

CONFIDENTIAL PERSONAL INFORMATION

10 March 2006

PERSONAL & CONFIDENTIAL

Mr. Richard B. Evans

Dear Dick:

On behalf of the Board of Alcan, I am very pleased to be able to confirm your appointment as President and Chief Executive Officer of Alcan Inc., effective 12 March 2006.  You will report to me on behalf of the Board and you will be located in Montreal. This offer letter cancels and replaces all previous employment terms and conditions between you and Alcan.

Base Salary

Your initial base salary will be US$1,100,000 (one million, one hundred thousand) per annum, effective 12 March 2006.  The Board's intention is to bring your salary into line with the US market within the next two years and will be reviewed and adjusted annually on the 1st of January in each year on the basis of performance and competitive data.

Annual Incentive

You will participate in Alcan's Executive Performance Award Plan (EPA) with a target incentive of 125% of base salary. Based on your current salary, the foregoing represents US $1,375,000 (one million, three hundred and seventy-five thousand).  For 2006 your EPA target will be prorated for the periods that you were Chief Operating Officer and President and Chief Executive Officer.  The actual award payment will be related to the global performance of Alcan Inc. as well as achievement of your performance objectives that will be agreed upon and reviewed annually with the Board.  The target will be reviewed and adjusted annually in each year on the basis of performance and competitive data.

Long Term Incentive (Stock Option and Relative TSR Program)

You will participate in Alcan's Long Term Incentive Program currently comprising two Plans (the Alcan Executive Stock Option Plan and the Alcan Total Shareholder Return Plan).  Your combined target long term incentive compensation value for 2006 under these two Plans will total 5 times your current annual base salary rate.  Based on your current salary for 2006, the foregoing represents US $5,500,000 (five million, five hundred thousand).

One-half of the foregoing value will be provided in stock options and the other half will be provided under the TSR Performance Plan, subject to possible modification as described in the next paragraph. Your 2006 grant will be made in September 2006.

As you are aware, Alcan's compensation programs are currently the subject of a comprehensive review by the Board of Alcan and it is anticipated that this review will result in changes to the long term incentive plan that will involve full or partial replacement of the Stock Option and/or TSR Plans with an alternative equity based plan and in alternative vesting arrangements.  It is agreed that your long term incentive award, while maintaining a similarly calculated target compensation value, will likely be delivered in an alternative form, subject to your reasonable approval.  The target long term compensation value will be reviewed annually against competitive US compensation data and will be adjusted on the basis of performance and competitive data.  The awards under both Plans are subject to approval by the Board.

Notwithstanding anything to the contrary in the relevant Plans or elsewhere, in the event Alcan terminates your employment at any time without cause, in the event you are constructively dismissed or in the event that you exercise your right to terminate your employment pursuant to your Change of Control Agreement as same may be amended or replaced from time to time, all unvested stock options and other long-term incentive awards shall immediately vest and be exercisable.

Initial Long Term Incentive Grant

To reflect the time between your appointment and Alcan's normal award date, the Board has approved a one time stock option grant of 167,250 Alcan shares, representing 50% or US $2,750,000 (two million, seven hundred and fifty thousand) of your combined target long-term incentive compensation value.

Tax Equalization

While resident in Canada, in accordance with Alcan policy, you will be provided with a tax equalization payment to compensate for the tax differential on your base salary, EPA and long-term incentive between the taxes you are required to pay in Canada and the hypothetical federal and state taxes payable in the United States.  Hypothetical state taxes will be calculated on the basis of a US-wide state average.

You will continue to receive an annual fixed net payment (i.e. grossed up for tax) of US$25,000 as a contribution towards administrative costs and any adverse tax impact that you may incur on your investment income while located in Canada.

You will continue to be eligible for tax equalization on the 85,530 SPAUs granted to you in September 2001 while located in Canada, computed in accordance with the foregoing current Alcan policy.

You or your beneficiary will be reimbursed for any deemed departure tax (commonly referred to as the "exit" tax) upon leaving Canada in the event of your termination by Alcan for any reason other than cause, including termination resulting from retirement, disability or death.

Should you recover, as a result of Alcan employment income, taxes previously reimbursed to you under Alcan's equalization policy, you agree to reimburse to Alcan the amounts so recovered.

Preparation of income tax returns

You will be provided with the services of Ernst & Young to prepare your tax returns in Canada and in the USA.  The fees for this service will be for Alcan's account.  Any additional expenses related to tax or financial planning in the US or Canada may be charged to your Flexperk program.

Flexperk Program

As CEO your annual Flexperk allowance will increase to US $37,000 (thirty-seven thousand) per annum.

The estimated usage is shown below; however, as you are aware, actual usage is flexible and subject to your personal preferences with any unused amount to be paid in cash and any overuse to be reimbursed to Alcan.

Automobile	US $20,000
Financial Planning	US $10,000
Club Membership	US $ 7,000

This amount will be reviewed periodically and may be subject to increase based upon US practice.

Annual Medical Examination

You will continue to be eligible for an annual physical, at the cost of Alcan, to be undertaken by Medysis in Montreal.

Retirement and Pension Plan Participation

It is agreed that your retirement from Alcan will be at age 65 or earlier (as outlined in the pension plan rules), as notified in advance to the Board.

You will continue to participate in the Alcan Pension Plan for Officers.

The Board is currently reviewing the pension coverage for senior executives provided by the above mentioned Plan as part of the comprehensive review mentioned above. However, your personal pension entitlement will be calculated to reflect your pensionable earnings (as increased throughout the term) as defined by the Plan and will be paid monthly or as mutually agreed, as if the earnings cap were removed.

This upward adjustment may be payable, as elected by you and subject to further review of the tax considerations, in the form of stock units with an equivalent actuarial value, or pension. The adjustment will be effective March 12, 2006, the date of your appointment as Chief Executive Officer.  The delivery of this benefit will be discussed with you and finalized at or around the time of completion of the compensation review.

You will continue to participate in the Alcancorp Pension Plan (ACPP) and US Social Security Programs.  The employee paid contributions to these programs, if any, will be for your account.  Should you be required to contribute to the Quebec Pension Plan (Social Security), Alcan will reimburse you the annual contributions to this plan on a net after tax basis.

Further, should Alcan adopt a defined contribution pension plan, it is agreed that your defined benefit pension entitlement and any pension equivalency payment or grant will be continued and not adversely affected.

Employee Benefits and Vacation

You will continue to be covered by Alcan's Quebec Medical Program and Alcan's Medical Plan for Expatriate employees.  This will enable you and your wife to choose to receive medical treatment in the United States, which will be covered under the terms of Alcan's Expatriate Plan.

Your participation in other benefit programs will remain unchanged and in accordance with Alcan policy.

You will continue to be entitled to vacation in accordance with Alcan policy of no less than six (6) weeks per year. Under this policy unused vacation is forfeited at the end of March each year.

Immigration Requirements

You will be required to maintain the appropriate work permit with the Canadian authorities.

Termination of Employment

Should your employment be terminated by Alcan without cause (including constructive dismissal by Alcan) at any time prior to your reaching age 63, Alcan will pay to you a severance amount equal to the aggregate of 24 months base salary and EPA target, calculated at the date of termination, and tax-equalized to the United States in accordance with Alcan policy. In the event of termination without cause (including constructive dismissal) at any time after you reach age 63, the severance amount payable to you will be reduced on a proportionate basis for each full month to age 65.  In the event of your termination of employment prior to you reaching age 65, your pension entitlement will be calculated on the basis of termination on the earlier of two years following your actual date of termination and the date on which you reach age 65.

The foregoing severance amount will be paid as a lump sum or as salary continuance, at your choice. In the event you elect salary continuance, you will continue to participate in the benefit programs including pension plan for the period of salary continuance except that the long-term disability plan and the accrual of vacation cease on termination date.  No long term incentive or Flexperk awards are made during the salary continuance period.

In the event that you choose a lump sum severance amount, the lump sum will be enhanced by the actuarial value of the difference between the pension that would have been payable on the date at the end of the period determined by your severance payment (e.g. up to two years following termination date) and the pension that you will actually receive from the plans.

All long term incentives will vest at the date of termination.  You will also be entitled to a pro-rata (to the date of termination) EPA payment for the current year.

In the event of termination for cause, no pro-rata EPA bonus will be paid in the year of termination and all unvested long-term incentive awards will be forfeited.

Death or Disability

In the event that you become disabled and unable to fulfill your duties for an uninterrupted period of six (6) months, or die while employed by Alcan prior to retirement, you or your beneficiary will be paid a pro-rata (to the date of termination) EPA payment for the current year and all long term incentive grants will vest on the date of death or confirmation of disability.

Repatriation to California

Alcan will repatriate you and your wife as well as personal effects to California, United States in accordance with the Alcan international relocation policy upon your termination from Alcan for any reason other than cause, including termination due to retirement, disability or death. You will be covered for deemed departure tax (as described above under tax equalization) and you will be provided with international housing protection.

Officer Undertakings

You will be required to update your acceptance of Alcan's Non-Competition Undertaking and Confidentiality Agreement, copies of which are attached for your signature to this letter.  The amounts payable under the Change of Control Agreement, as same may be amended or replaced from time to time, will be tax equalized to the United States in accordance with Alcan policy as described above.

Spousal Travel Expenses

From time to time it will be beneficial for Alcan that your wife travel with you to attend business events and functions.  Reasonable expenses consistent with Alcan's policy for expense reimbursement to Alcan executives will be reimbursed for such occasions.

Board Memberships

It is the intention of the Board that you will continue to remain a Director of Alcan during the period of employment.  You may also sit on other corporate boards with the prior approval of the Alcan Board.  Your existing Board appointment at Bowater is of course already approved and supported by the Board.

Legal Review

Alcan will reimburse the cost of reasonable legal fees to enable you to review this agreement from time to time with an external professional.  You will also be covered by insurance under Alcan's officer and director liability insurance policy.

Acceptance

Dick, on behalf of the Board let me say how much we are looking forward to working with you in this new capacity and embarking on a successful chapter in the evolution of Alcan. Please do not hesitate to contact me with any concerns or questions to enable you to sign and return a copy of this letter and the attachments indicating your acceptance of the terms and conditions included.

This letter is written in English at the express request of the Parties.  Cette lettre est rédigée en anglais à la demande expresse des parties.

The terms and conditions outlined in this letter replace any previous contractual arrangements and constitute the full terms and conditions of employment.

/s/ Yves Fortier
Yves Fortier
Chairman of the Board, Alcan Inc.

I accept the terms and conditions described above.

/s/ Richard B. Evans	14 March 2006
Richard B. Evans	date